Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

June 25, 2020

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Authorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office
The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on June 25, 2020.

The matters voted upon at the Meeting and the results of the voting were as follows:

Election of Directors

The eight nominees set forth in the Corporation’s Management Information Circular dated May 12, 2020 (the “Circular”) were elected as directors of the Corporation by a majority of votes cast by proxy or in person at the Meeting. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results would have been as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
David D. Cates	235,503,922	85.12	41,152,817	14.88
W. Robert Dengler	274,895,548	99.36	1,761,191	0.64
Brian D. Edgar	275,106,444	99.44	1,550,295	0.56
Ron F. Hochstein	224,143,579	81.02	52,513,160	18.98
Jun Gon Kim	236,167,648	85.36	40,489,091	14.64
Jack O.A. Lundin	235,221,069	85.02	41,435,670	14.98
Catherine J.G. Stefan	275,005,584	99.40	1,651,155	0.60
Patricia M. Volker	274,940,219	99.38	1,716,520	0.62

Appointment of Auditors

By majority vote cast by proxy or in person at the Meeting, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
367,071,078	99.15	3,137,645	0.85

Advisory Vote on Executive Compensation

By majority vote cast by proxy or in person at the Meeting, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation (the “Executive Compensation Resolution”), the full text of which is set out on page 12 of the Circular, was approved. If a ballot had been taken, based upon the scrutineer’s report on those in attendance or voting by proxy, the voting results on the Executive Compensation Resolution would have been as follows:

Votes For	% For	Votes Against	% Against
230,304,088	83.25	46,352,652	16.75

DENISON MINES CORP.

By:	(signed) “Amanda Willett”
Amanda Willett
VP Legal & Corporate Secretary